EXHIBIT 99.1

Intellipharmaceutics International Inc. Receives Conditional Approval to List on the TSX Venture Exchange

TORONTO, ON / ACCESSWIRE / January 2, 2024 / Intellipharmaceutics International Inc. (OTCQB:IPCIF)(TSX:IPCI)- ("Intellipharmaceutics" or the "Company"), a pharmaceutical company specializing in the research, development and manufacture of novel and generic controlled-release and targeted-release oral solid dosage drugs, today announces that, it has applied and received conditional approval to list the Company's common shares (the "Shares") for trading on the TSX Venture Exchange (the "TSXV") as a Tier 2 Life Science Issuer. Final approval of the listing on the TSXV is subject to the Company satisfying certain conditions required by the TSXV. The Company's management team is working diligently to satisfy such listing conditions. Subject to the receipt of TSXV's final approval of listing, the Company expects a seamless transition from trading on the Toronto Stock Exchange (the "TSX") to the TSXV. Upon listing on the TSXV, the Company expects its Shares to continue to trade under the symbol "IPCI". The Shares will also continue to be listed on the OTCQB Marketplace in the United States under the symbol "IPCIF". The Company will provide further updates relating to the listing on the TSXV and voluntarily delisting from the TSX by way of press release.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

About Intellipharmaceutics

Intellipharmaceutics International Inc. is a pharmaceutical company specializing in the research, development and manufacture of novel and generic controlled-release and targeted-release oral solid dosage drugs. The Company's patented Hypermatrix ™ technology is a multidimensional controlled-release drug delivery platform that can be applied to a wide range of existing and new pharmaceuticals.

Intellipharmaceutics has developed several drug delivery systems based on this technology platform, with a pipeline of products (some of which have received FDA approval) in various stages of development. The Company has ANDA and NDA 505(b)(2) drug product candidates in its development pipeline. These include the Company's abuse-deterrent oxycodone hydrochloride extended-release formulation ("Oxycodone ER") based on its proprietary nPODDDS™; novel Point Of Divergence Drug Delivery System (for which an NDA has been filed with the FDA), and Regabatin™; XR (pregabalin extended-release capsules).

Cautionary Statement Regarding Forward-Looking Information

Certain statements in this news release constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and/or "forward-looking information" under the Securities Act (Ontario) (collectively, "forward-looking statements"). These statements include, without limitation, statements expressed or implied regarding the listing of the Shares on the TSXV and the voluntary delisting of the Shares from the TSX, each of which remain subject to approval by the TSXV and TSX, respectively, and any expectations, including with respect to results and timing of the processes related to any of the foregoing. In some cases, you can identify forward-looking statements by terminology such as "appear", "unlikely", "target", "may", "will", "should", "expects", "plans", "plans to", "anticipates", "believes", "estimates", "predicts", "confident", "prospects", "potential", "continue", "intends", "look forward", "could", "would", "projected", "set to", "seeking" or the negative of such terms or other comparable terminology. We made a number of assumptions in the preparation of our forward-looking statements. You should not place undue reliance on our forward-looking statements, which are subject to a multitude of known and unknown risks and uncertainties that could cause actual results, future circumstances or events to differ materially from those stated in or implied by the forward-looking statements. Risks and uncertainties relating to us and our business include the Company's inability to list its Shares on the TSXV and to voluntarily delist its Shares from the TSX and other risk factors described under the "Risk Factors" section of our latest annual information form, our latest Form 20-F, and our latest Form F-1 and Form F-3 registration statements (including any documents forming a part thereof or incorporated by reference therein), as amended, as well as in our reports, public disclosure documents and other filings with the securities commissions and other regulatory bodies in Canada and the U.S., which are available on www.sedarplus.ca and www.sec.gov. The forward-looking statements herein reflect our current views with respect to future events and are based on what we believe are reasonable assumptions as of the date of this document and we disclaim any intention and have no obligation or responsibility, except as required by law, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Trademarks used herein are the property of their respective holders.

Unless the context otherwise requires, all references to "we," "us," "our," Intellipharmaceutics," and the "Company" refer to Intellipharmaceutics International Inc. and its subsidiaries.

CONTACT INFORMATION

Company Contact:

Intellipharmaceutics International Inc.

Isa Odidi

Chief Executive Officer

416.854.9090

investors@intellipharmaceutics.com

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